October 25, 2017


Alberto H. Zapata, Esq.
Senior Counsel
Insured Investments Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-8629

Re:	Variable Annuity Account 					SENT VIA EDGAR
	Minnesota Life Insurance Company
	File No. 333-212525 811-04294 ("Advantage")

Dear Mr. Zapata:

Thank you for the opportunity to respond to the Staff's comment, provided via telephone on October 23, 2017, regarding the above-listed post-effective amendment filed by Minnesota Life Insurance Company (the "Company").
The Staff's comment is set forth below, followed by the Company's response.

The following revision will be incorporated into the above-referenced post-effective amendment once the Company receives Staff approval to do so:

COMMENTS - Advantage

Comment ? List of Registered Broker-Dealers: Consider removing the reference to a stated list of the names of registered broker-dealers in the Statement of Additional
Information section entitled "Distribution of Contract".

	Response:
The Company will revise the referenced language consistent with the Staff's comments. The final paragraph under the Statement of Additional Information section entitled
"Distribution of Contract" will be removed. No reference will be made to a list of the names of the registered broker-dealers.

Please direct additional questions or comments to me at (651) 665-4145 or david.dimitri@securian.com.

Very truly yours,

/s/ David M. Dimitri

David M. Dimitri
Assistant General Counsel

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